Exhibit 99.6

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Christine de CHAMPEAUX
Tel.: + 33 (0) 1 47 44 47 49
Kevin CHURCH
Tel.: + 33 (0) 1 47 44 70 62
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel.: + 33 (0) 1 47 44 47 05
Alain LIGAIRE
Tel.: + 33 (0) 1 47 44 81 48
Elisabeth de REALS
Tel.: + 33 (0) 1 47 44 51 55
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Lisa WYLER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 929 520 185 euros
542 051 180 R.C.S. Nanterre
www.total.com
Total and Cobalt to jointly explore the deepwater Gulf of Mexico
Paris, April 6, 2009. Total announces that its subsidiary, TOTAL E&P USA, INC. (“Total”), has entered into several agreements with Cobalt International Energy, L.P. (“Cobalt”) to jointly explore the deepwater Gulf of Mexico. These agreements will form the basis of a strategic alliance in this area that offers numerous promising exploration opportunities.
The alliance will bring together Cobalt’s proven expertise in the Gulf of Mexico, along with Total’s worldwide experience in deep offshore exploration and development.
“Total is pleased to team up with Cobalt to pursue and further its commitment to exploring the deepwater Gulf of Mexico in the coming years", stated Yves-Louis Darricarrère, President Exploration and Production. “Both companies have complementary competencies to successfully explore and develop their combined portfolio.”
Under the terms of these agreements, subject to the approval of the United States’ Mineral Management Service and other customary conditions to closing, the exploration portfolios of both companies in the Gulf of Mexico, 122 exploration leases on Cobalt’s side, 80 exploration leases on Total’s side, and 12 exploration leases already jointly owned, will generally be shared on the basis of 60% for Cobalt and 40% for Total. This will provide both companies with access to large areas of contiguous acreage, mainly sub-salt, similar to major discoveries in this area (Miocene, Paleogene).
Total and Cobalt are committed to starting in 2009 an initial program of several exploratory wells to be drilled on promising prospects already identified. Cobalt will operate the exploration phase in the joint program with Total providing the rig and seconding geoscientists in Cobalt’s teams.
Total Exploration and Production in the United States
Total has been active in Exploration and Production in the United States since 1957.
In the Gulf of Mexico where Total focuses on the deepwater, Total is currently participating in two major development projects: Total holds an equity share of 17% in the Tahiti project (start-up in mid-2009) and also owns 33% of the Chinook project (start-up mid-2010). Total also operates two producing deep shelf fields, Matterhorn and Virgo.

Total is present in other areas of the United States. The Group has acquired a 30% working interest from Chevron in several onshore exploration blocks in the White Hills area, Alaska, on which an exploration program is currently underway. Additionally, Total has a portfolio of exploration blocks in the Beaufort Sea, offshore Alaska.
Recently, Total acquired a 50% stake in IDT Corporation’s American Shale Oil, LCC (AMSO) subsidiary, to jointly develop a research and demonstration program to produce and commercialize oil shales on AMSO’s federal leasehold in western Colorado.
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TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Christine de CHAMPEAUX
Tel.: + 33 (0) 1 47 44 47 49
Kevin CHURCH
Tel.: + 33 (0) 1 47 44 70 62
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel.: + 33 (0) 1 47 44 47 05
Alain LIGAIRE
Tel.: + 33 (0) 1 47 44 81 48
Elisabeth de REALS
Tel.: + 33 (0) 1 47 44 51 55
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Lisa WYLER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 929 520 185 euros
542 051 180 R.C.S. Nanterre
www.total.com
Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 96,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com